Exhibit 3.1

CERTIFICATE OF CHANGE
OF
AVON PRODUCTS, INC.

UNDER SECTION 805-A OF THE BUSINESS CORPORATION LAW

1.The name of the Corporation is Avon Products, Inc. It was incorporated under the name California Perfume Company, Inc.
2.The Certificate of Incorporation of said corporation was filed by the Department of State on January 27, 1916.
3.The following changes were authorized by the Board of Directors:

a)To change the post office address to which the Secretary of State shall mail a copy of process in any action or proceeding against the corporation which may be served on him to: 1 Avon Place, Suffern, NY 10901; and
b)To change the county location, within the state of New York, in which the office of the Corporation is located to Rockland County.

/s/Ginny Edwards
Ginny Edwards
Vice President and Corporate Secretary